NEWS RELEASE

YAMANA EXPLORATION UPDATE

Toronto, Ontario, January 16, 2007 - YAMANA GOLD INC. (TSX: YRI; NYSE: AUY; LSE (AIM): YAU) is pleased to announce an update at the Gualcamayo gold project in Argentina and an updated resource and reserve estimate at San Andres Mine in Honduras.

Gualcamayo Gold Project, Argentina

Yamana is pleased to report on its most recent results from the ongoing exploration program at its Gualcamayo gold project in San Juan, Province, Argentina. A total of 16 diamond drill holes and 9 reverse circulation drill holes were completed to provide infill drilling at the main QDD (Quebrada del Diablo) zone and the Amelia Ines-Magdalena zones for the ongoing feasibility study. The attached Figures 1 and 2 show the location of the holes and Table 1 provides the intercept results.

The drilling was extremely successful with one hole 06QD-377 returning 4.86 g Au/t over 24m within a zone of 2.11 g Au/t over 84m. This intercept appears to be a new zone to the south-west and may represent the extension of a lower zone intercepted in previous drilling (Hole QDR-260 which intercepted 4.44 g Au/t over 22m and hole QDR-261 which intercepted 5.53 g Au/t over 40m). Of significant importance is that this zone is now open to the south and the company plans to drill additional holes to test the continuity of the zone and its southern extension. This zone may also ultimately be linked to the lower QDD west zone where the company recently announced several significant drill results including QD-343 which intercepted 5.14 g Au/t over 47.11m.

The company is proceeding to develop the pit design for the main QDD resource and believes that the resources will support a larger operation than the currently planned 16,000 tpd. This expansion could be further enhanced by the Amelia/Magdalena areas and the potential from the underground areas which are located close to the mine infrastructure.

Highlights of drill results include:

•	Hole QD-326 which intersected 2.88 g Au/t over 24.12m from 8.95m to 33.07m including 4.95 g Au/t over 11.51m from 15.75m to 27.26m.

•	Hole QDR-327 which intersected 1.24 g Au/t from 0m to 104m including 3.55 g Au/t over 18m from 70m to 88m.

•	Hole QDR-363 which intersected 1.01 g Au/t over 80m from 154m to 234m and 3.99 g Au/t over 12m from 324m to 336m.

•	Hole QD-369 which intersected 1.76 g Au/t over 71.83m from 115.60m to 187.43m including 4.96 g Au/t over 13.15m from 142.85m to 156.80m.

•
Hole QD-373 which intersected 0.75 g Au/t over 72m from 106.60m to 178.60m including 5.23 g Au/t over 4.0 m from 118.70m to 122.70m followed by 1.12 g Au/t over 112.20m from 204.70m to 316.90m including 2.38 g Au/t over 17.5m from 222.55m to 240.05m.

•	Hole QD-377 which intercepted 0.80 g Au/t over 71.63m from 191.73 to 263.36m followed by 2.11 g Au/t over 84.04m from 301.54m to 385.58 m including 4.86 g Au/t over 24.00 m from 322.40m to 346.40m.

“We are extremely pleased with the ongoing drill results from our recently acquired Gualcamayo project,” said Peter Marrone, President and CEO of Yamana. “The new results indicate that we have significant potential to develop a large underground operation as well as expand the planned open pit. The current infill drilling program at Gualcamayo is very encouraging and Yamana is studying the potential to expand the open pit and bring in the western extension including Amelia and Magdalena. Additionally, the potential for future underground mining is excellent. This zone could have significant positive impact on the Gualcamayo project due to its apparent continuity, thickness and favourable metallurgy. Yamana plans to work towards developing this zone for inclusion into the 2009 mine plan. We continue to plan on starting operations in mid 2008.”

San Andrés, Honduras

In 2006 a total of 19,942m in 124 holes of diamond and reverse circulation drilling were completed at San Andrés to better define the areas in immediate proximity to the East Ledge open pit as well as to test the area between the East Ledge and Twin Hills pits. The latter part of the 2006 program also began to test the limits of the newly defined resource of the South Twin Hills area. Current production from the East Ledge Pit is approximately 80,000 ounces per year with development of the Twin Hills pit planned for 2008.

Total measured and indicated mineral resources as set out in Table 2 below as of October 31, 2006 are 62,298,000 tonnes @ 0.66 g Au/t containing 1,290,000 ounces of gold. This is an increase of 455,000 ounces of gold, or 54% over the previous disclosed measured and indicated resource of 835,000 ounces of gold present when Yamana acquired the property on February 28, 2006. Most of this increase has come from the successful upgrading of previous inferred mineral resources to the indicated category as well as addition of new resources between and adjacent to the East Ledge and Twin Hills areas.

Table 1: Summary of Significant New Diamond Drilling Results, QDD and Amelia-Magdalena
Hole #	Type/Area	Azimuth	Dip	Total Length (m)	From (m)	To (m)	Interval *1 (m)	Au (g Au/t)
06QD-233	QDD-infill	NA	-90	414.70	97.75	99.70	1.95	5.09
					132.30	147.30	15.00	1.45
Incl.					132.30	139.00	6.70	2.51
					156.73	188.70	31.97	0.55
					194.06	242.70	48.64	0.60
Incl.					222.50	233.70	11.20	0.87
06QD-276	QDD-infill	198	+42	200	0.00	52.60	52.60	0.41
06QDR-311	QDD-Ptz Blanco	359	-60	124.90	0.00	18.00	18.00	2.20
06QD-315	QDD-infill	160.5	-1.5	293.6	62.54	82.89	20.35	0.56
					103.74	124.40	20.66	0.60
					145.77	230.12	84.35	1.04
Incl.					175.42	202.85	27.43	1.52
06QD-318	QDD-infill	171.5	-26.00	330.4	14.25	177.46	163.21	0.84
Incl.					50.87	96.41	45.54	1.88
06QD-319	QDD-infill	210	-25.00	266	133.10	159.90	26.80	0.99
Incl.					156.21	159.90	3.69	4.89
					169.45	186.00	16.55	0.82
06QDR-323	QDD-infill	25	-75.00	210.00	14.00	30.00	16.00	0.46
					76.00	148.00	72.00	0.88
06QD-324	QDD-infill	216.5	-75.00	319.90	8.95	33.07	24.12	2.88
Incl.					15.75	27.26	11.51	4.95
					156.80	252.50	95.70	0.64
Incl.					183.15	203.90	20.75	1.34
06QDR-325	QDD-infill	90	-85.00	216.00	144.00	162.00	18.00	0.60
06QDR-326	QDD-infill	229	-60.00	186.00	0.00	26.00	26.00	0.43
					142.00	180.00	38.00	0.50
06QDR-327	QDD-infill	256.5	-45.00	306.00	0.00	104.00	104.00	1.24
Incl.					70.00	88.00	18.00	3.55
					142.00	152.00	10.00	0.40
					242.00	276.00	34.00	0.54
06QD-353	Amelia infill	300.0	13.0	25.45	12.80	25.45	12.65	1.9039
06QD-359	Amelia infill	298.0	15.0	84.45	38.35	44.85	6.50	0.46
06QDR-360	QDD-infill	300.0	-64.0	400.00	132.00	214.00	82.00	0.79
					230.00	350.00	120.00	0.91
06QD-362	Amelia infill	298.0	15.0	121.25	35.50	89.25	53.75	0.59
06QDR-363	QDD-infill	253.0	-74.0	348.00	78.00	86.00	8.00	1.20
					116.00	122.00	6.00	3.47
					154.00	234.00	80.00	1.01
					324.00	336.00	12.00	3.99
06QDR-366	QDD-infill	0.0	-81.0	400.00	94.00	284.00	190.00	0.53
Incl.					102.00	112.00	10.00	1.43
					204.00	220.00	16.00	1.04
06QDR-367	QDD-infill	356.0	-62.0	210.00	0.00	86.00	86.00	0.68
					102.00	124.00	22.00	0.78
06QD-369	Magdalena Infill	242.0	-49.0	250.00	69.65	76.80	7.15	0.37
					115.60	187.43	71.83	1.76
Incl.					142.85	156.00	13.15	4.96
					200.90	204.26	3.36	3.42
06QD-370	Magdalena Infill	261.0	-68.5	160.05	115.30	124.75	9.45	0.35
06QD-372	Magdalena Infill	261.0	-83.0	186.50	86.20	90.43	4.23	1.23
					116.60	129.64	13.04	0.62
					141.50	157.40	15.90	1.91
					168.60	176.60	8.00	0.43
06QD-373	QDD-infill	290.0	-65.0	347.30	50.10	54.10	4.00	1.48
					80.10	86.10	6.00	0.34
					106.60	178.60	72.00	0.75
Incl.					118.70	122.70	4.00	5.23
					204.70	316.90	112.20	1.12
Incl.					222.55	240.05	17.50	2.38
Incl.					264.70	310.88	46.18	1.24
06QD-375	Magdalena Infill	220	-67	150.30	10.80	44.05	33.25	1.66
Incl.					10.80	15.35	4.55	8.73
06QD-376	Magdalena Infill	180	-70	105.00	NSV	NSV	NSV	NSV
06QD-377	QDD-infill including new south intercept	201.5	-54.5	461.30	122.18	134.00	11.82	1.43
					160.00	171.35	11.35	0.32
					191.73	263.36	71.63	0.80
					301.54	385.58	84.04	2.11
Incl.					322.40	346.40	24.00	4.86

Table 2: Mineral Resource Estimate San Andrés Mine as of October 31, 2006

Classification	Kt	Au (g Au/t)	Koz
Measured	14,748	0.70	326
Indicated	47,550	0.64	964
Total Measured and Indicated	62,298	0.66	1,290
Inferred	1,339	0.53	22

Note: assumed cut-off grade of 0.4 g Au/t for oxide zone and 0.66 g Au/t for mixed zone.
US$450/oz Au price.

Proven and Probable Mineral Reserves as set out in Table 3 are estimated at 21.7 million tonnes @ 0.71 g Au/t containing 499,000 ounces of gold. Reserves are included within the measured and indicated resource sited above.

Table 3: Mineral Reserve Estimate San Andrés Mine as of October 31, 2006

Classification	Kt	Au (g Au/t)	Koz
Proven	5,939	0.77	148
Probable	15,806	0.69	352
Total	21,745	0.71	499

Note: assumed cut-off grade of 0.4 g Au/t for oxide zone and 0.66 g Au/t for mixed zone.
US$450/oz Au price.

“The substantial expansion of the measured and indicated resource is very encouraging for future long term growth at San Andres,” said Peter Marrone.” “Yamana plans to initiate metallurgical studies on the potential for dump leaching at San Andres in 2007 to further improve the project. Providing that economics and metallurgical results are favourable, there is potential to dramatically increase reserves and the current life of mine by mining a much larger percentage of the identified measured and indicated resource. We continue to monitor the issues relating to the adoption of a new mining law in Honduras which will be important to the expansion plans and further developments at the mine. We have shown our support for efforts to adopt this new law.”

The new block model was prepared by Yamana personnel and independently audited and verified by Dr. Lawrence Cochrane, P.Eng. of Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA). Dr. Lawrence is an independent Qualified Person as defined by National Instrument 43-101.  As part of their verification process, Scott Wilson RPA also prepared block models from the open pit blast hole data and the mineral resource estimates from these models compared very well with the resource estimate from the drill hole model.

Dr. Robert Hodder, P.Geo. a well known expert on epithermal gold systems has completed a detailed alteration study on the deposit employing advanced petrographic and analytical techniques to support geological field work. He has concluded that the epithermal system is far more extensive and continuous than previously recognized. The system extends from the lowest level exposed in the Water Tank Hill area, through the East Ledge Pit (middle of system) to the highest level in the Twin Hills area. The best grade mineralization is inside the quartz-kaolinite-alunite zone of alteration that is related to zones of faulting and brecciation. A number of additional exploration targets have been identified and these will be followed up in 2007.

All core samples were sent to CAS de Honduras, S. de R.L. (CAS) in Tegucigalpa, Honduras, a commercial laboratory, for sample preparation and assay. Both Yamana and CAS have an established QA/QC program consisting of insertion of blanks and standards, and analysis of duplicate assays and/or inter-laboratory checks. High grade gold analyses are re-assayed using gravimetric methods. Scott Wilson RPA reviewed results of the QA/QC programs and concluded that the accuracy and precision of the assays are to acceptable industry standards.

Exploration on the Gualcamayo project is being conducted under the supervision of Mr. Rick Diment, P. Geo, a Qualified Person as defined by National Instrument NI 43-101. All samples were collected in accordance with industry standards. Samples were submitted to Alex Stewart Assayers, Argentina, S.A., in Mendoza, Argentina, for fire assay and ICP analysis. Check assays were submitted to ALS Chemex, an ISO-9001:2000 certified lab, in their Santiago, Chile facility. Accuracy and precision of results is tested through the systematic inclusion of standards, blanks and check assays.

Yamana Exploration in 2007

Yamana will continue its exploration programs in 2007 having allocated a total budget of approximately $32 million focusing primarily at and around Gualcamayo in Argentina, on Bahia Gold Belt near and north of Jacobina mine, on the Itapicuru greenstone belt north of Fazenda Brasileiro mine and on the Santa Elina Gold Belt south of Sao Francisco mine. Total drilling on all projects in 2007 is expected to be approximately 150,000m.

About Yamana

Yamana is a Canadian gold producer with significant gold and copper-gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina and Central America. Yamana expects to produce gold at intermediate company production levels in 2007 in addition to significant copper production. Company management plans to continue to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina and elsewhere in Latin America.

Yamana began trading on the New York Stock Exchange effective Friday, January 12, 2007 under the symbol “AUY”.

For further information, contact

Peter Marrone President & Chief Executive Officer (416) 815-0220 E-mail: investor@yamana.com	Leslie Powers Director, Investor & Public Relations (416) 815-0220 E-mail: investor@yamana.com

FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and “forward looking information” under applicable Canadian securities laws.. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any other future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: the actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; future prices of gold; possible variations in ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, fluctuations in metal prices, as well as those risk factors discussed or referred to in the Company's annual Management's Discussion and Analysis and Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements.